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                              October 26, 2021

       B. Ben Baldanza
       Chief Executive Officer
       Semper Paratus Acquisition Corporation
       767 Third Avenue, 38th Floor
       New York, New York 10017

                                                        Re: Semper Paratus
Acquisition Corporation
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 22,
2021
                                                            File No. 333-260113

       Dear Mr. Baldanza:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 20, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed October 22, 2021

       Exhibits

   1. We note the statement in Exhibit 5.1 that counsel has assumed that, among other things,
                                                        "the Company (i) is
duly incorporated and is validly existing and in good standing, (ii) has requisite legal status
and legal capacity under the laws of the jurisdiction of its organization . . .; and
(iv) has the corporate power and authority to execute, deliver and perform all its
obligations under the Warrant Agreement." We also note the assumptions in paragraph h that the
issuance of securities will not conflict with the company's
                                                        organizational
documents. Because it is not appropriate for counsel to assume that the registrant is legally
incorporated and has taken all corporate actions necessary to authorize the issuance of the
securities, please have counsel remove the relevant assumptions in
 B. Ben Baldanza
Semper Paratus Acquisition Corporation
October 26, 2021
Page 2
      paragraphs g and h from its legal opinion. For guidance, refer to Section II.B.3.a. of Staff
      Legal Bulletin No. 19.
2. We note that your warrant agreement filed as Exhibit 4.4 does not appear to contain an exclusive forum provision, while your disclosure on page 60 states that your warrant agreement will designate the courts of the State of New York or the United States District
      Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings. Please revise your disclosure for consistency, or tell us why there appears to be an inconsistency between your disclosure and your agreement.
      Further, if there is an exclusive forum provision in your warrant agreement, please ensure that it is consistent with your disclosure in your filing, including informing investors that
      "these provisions of the warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum."
      Alternatively, please tell us how you will inform investors of the provision's limited applicability.
       You may contact Keira Nakada at 202-551-3659 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Katherine Bagley at 202-551-2545 with any other questions.



                                                             Sincerely,
FirstName LastNameB. Ben Baldanza
                                                    Division of Corporation
Finance
Comapany NameSemper Paratus Acquisition Corporation
                                                    Office of Trade & Services
October 26, 2021 Page 2
cc:       Eric Klee
FirstName LastName